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                         [LOGO] MTR GAMING GROUP, INC.
                               2001 Annual Report


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Company Profile

MTR Gaming Group, Inc. owns and operates the Mountaineer Race Track & Gaming Resort in Chester, West Virginia. The Company also operates the Ramada Inn and Speedway Casino in North Las Vegas, and the Ramada Inn in Reno, Nevada. The Company has also applied for a license to build a new thoroughbred racetrack in Erie, Pennsylvania.

Located on the Ohio River at the northwest tip of West Virginia, Mountaineer has a population reach of approximately 10 million within a two-hour drive and attracts visitors from Ohio, Pennsylvania and West Virginia. Utilizing only a portion of the Company's landholdings, management has created an "entergamement" complex, and continues to expand the facility. Today, Mountaineer offers patrons a thoroughbred racetrack with off-track betting and import/export simulcasting, 2,500 slot machines with regulatory approval to increase that number to 3,000, which the Company plans to achieve by July, 359 hotel rooms, golf course, Spa & Fitness Center, a 69,000 square foot Theater & Events Center, 52,750 square foot convention facility and fine dining and entertainment.

"A Vision Takes
            Shape"

The latest expansion of Mountaineer's Speakeasy Gaming Saloon is scheduled to open in early July. The 10,000 square foot addition will house 500 new slot machines, bringing the resort's total to 3,000.

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Message to Our Fellow Shareholders:

2001 was certainly an important year in the Company's development, as key pieces of the puzzle came together. Phase One of our plan to transform our Mountaineer Race Track & Gaming Resort in Chester, WV into a full-service destination resort began in 2000, with the addition of 550 slot machines, a theater and events center, and export simulcasting of our horse races. In 2001, we not only completed Phase One of the expansion, but also commenced Phase Two. Most importantly, we continued to achieve significant revenue growth and profitability during a period of substantial expansion.

KEY PIECES OF THE PUZZLE COME TOGETHER...

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Spa & Fitness Center. We completed Phase One of Mountaineer's expansion in
February 2001 with the opening of the Spa & Fitness Center. This amenity is unique to the area, and attracts local visitors as well as regular clientele. We will be moving the spa and salon from the fitness center into our new hotel complex this summer to provide more convenience for our guests.

Las Vegas-Style Buffet Kicks Off Phase Two. In July 2001, we opened the Riverside Buffet, which expanded Mountaineer's food service to support increasing demand.

Convention Center. In August 2001, we opened our 52,750 square foot convention facility, which is geared toward mid-week events for corporate, state and regional associations, as well as social, military, educational, religious and fraternal organizations. With support from our new hotel that opened in May 2002, the Convention Center should enable us to pick up more business during traditionally off-peak times.

Automated Player Tracking System. Also in August, we replaced our manual tracking system with an automated system, which generates valuable information on customer profiles and allows specific targeting using various promotional tools.

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     Revenues                   Operating Income                 Net Income
(dollars in millions)         (dollars in millions)        (dollars in millions)
    [BAR CHART]                   [BAR CHART]                   [BAR CHART]

                                                           *   Net income for
                                                               2001 includes a
                                                               non-cash asset
                                                               impairment charge
                                                               of $5.5 million
                                                               and the
                                                               corresponding tax
                                                               benefit.


                                          MTR Gaming Group 2001 Annual Report  1


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"A Vision Takes
            Shape"
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Expanded Primary Profit Center--Slot Machines. Another development that took place in August was the opening of a new 39,000 square foot gaming area with 595 additional slot machines. These new machines were installed with new maximum bet limits, as the West Virginia Legislature had increased the maximum bet from $2.00 to $5.00 in April 2001. The Lottery Commission also expanded Sunday slot play by three hours. The wager limit increase and extended hours have positively impacted our gaming revenue.

SOLID RESULTS DURING PERIOD OF SUBSTANTIAL EXPANSION

During fiscal 2001, and into fiscal 2002, we were able to achieve strong financial results despite the costs and inefficiencies inherent in the significant expansion plan being implemented.

Fiscal 2001 Financial Highlights

o Net win from slot operations at Mountaineer rose 30% to $184.5 million compared to 2000, absorbing a 31% increase in the number of slot machines in August 2001.

o     Total revenues increased 28% to $218.4 million over the 2000 level.

o EBITDA (earnings before interest, taxes, depreciation and amortization) grew 32% to $42.4 million.

o Net income, before a non-cash asset impairment charge of $5.5 million and the corresponding tax benefit, rose 27% to $19.2 million or $.70 per diluted share.

First Quarter 2002 Financial Highlights

o Net win from slot operations at Mountaineer rose 25% to $51.4 million compared to the first quarter of 2001.

o     Total revenues rose 22% to $59.4 million.

o     EBITDA was up 19% to $11.6 million.

o     Net income increased 18% to $5.1 million or $.17 per diluted share.

PUZZLE COMPLETED IN FIRST HALF OF 2002

New hotel complex: final piece of the puzzle. In May 2002, we opened our new hotel--on-time and on-budget. The upscale, five-story hotel added 258 well-appointed rooms, including 20 suites and two presidential suites, to Mountaineer's existing 101 hotel rooms. The addition of this capacity greatly enhances our ability to expand our customer base by hosting various conventions and conferences, and providing lodging for visitors who were previously limited to a day trip due to a sold-out hotel. Within the hotel complex is our new upscale steakhouse with seating for 60, indoor swimming pools, and the elegant Mahogany Room piano bar. We are also incorporating a retail shopping plaza and gourmet coffee bar within the

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2  MTR Gaming Group "A Vision Takes Shape"


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hotel. The new hotel complex completes Mountaineer's transformation into a full-service destination resort, enables the convention center to ramp up, and allows the resort to operate more efficiently.

STRATEGY FOR FUTURE GROWTH AND INCREASED PROFITABILITY

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Further expand primary profit center. At the end of April 2002 we received regulatory approval to add 500 additional slot machines at Mountaineer, bringing the total to 3,000. We expect to install these machines in a new 10,000 square foot expansion of the Speakeasy Gaming Saloon in July 2002.

Aggressively market Mountaineer as a destination resort, and continue to expand the facility. With the new hotel open, we have begun aggressively marketing the facility as a full-service destination resort with numerous amenities unique to our area. Traditionally, we targeted the 10 million people within a two-hour drive of Mountaineer, but the addition of the convention center and hotel have expanded our reach. We will also continue to expand Mountaineer's offerings. Future projects under consideration include a recreational vehicle park with approximately 75 pads, a dock with about 120 boat slips and a new championship golf course.

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Continue to evaluate opportunities to build or acquire other middle-market gaming and/or parimutuel businesses in states that border West Virginia. In June 2001, we filed an application to build a state-of-the-art thoroughbred racetrack in Erie, PA. Our plans for the racetrack, to be named Presque Isle Downs, include dirt and turf racing as well as concerts, nightly entertainment, and fine and casual dining. The facility would require a capital investment of approximately $20 million, and would be built on a parcel of approximately 135 acres that we assembled through various option contracts. Erie, previously the site of a licensed thoroughbred track and currently a resort and tourist destination, is about 150 miles from Mountaineer, thereby enabling cross-marketing opportunities. Construction of the new track is subject to a number of contingencies, thus there can be no assurance that our plans to build the track in Erie will be executed.

Improve profitability at Speedway Property in North Las Vegas and sell Reno Property. The Speedway is the closest full-service hotel and casino to the Las Vegas Motor Speedway and the only motor racing themed casino in the U.S. We were pleased to report that revenues continue to increase at the Speedway, and the first quarter of 2002 was the

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                                          MTR Gaming Group 2001 Annual Report  3


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second consecutive quarter in which the property recorded positive cash flow.
The Speedway is also a strategic property, as it enables us to maintain a Nevada gaming license.

In July 2001, we closed the casino and one restaurant in Reno and have listed the property for sale.

CONTINUED RECOGNITION FROM FINANCIAL COMMUNITY AND MEDIA

o As of March 31, 2002, approximately 70 institutions held about 46% of the Company's outstanding shares of common stock. This compares to about 15 institutions holding approximately 7% of the Company's shares as of December 31, 2000.

o October 29, 2001 feature story in Forbes along with #7 ranking in the publication's Best Small Companies list.

o     Second feature article on MTR in Investor's Business Daily on February 8,
      2002.

o Named to Business Week's list of the Top 100 Hot Growth Companies in 2002, ranking #49, up from #68 in 2001.

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OUTLOOK

With the final pieces of the puzzle having come together to seal Mountaineer's transformation into a destination resort, we are optimistic about the Company's continued success and growth. We believe the recently added offerings will allow the facility to operate more efficiently and contribute to increased gaming and parimutuel revenue. We look forward to updating you with MTR's progress.

On behalf of the Company's management, employees and Board of Directors, we thank you for your support and confidence in MTR.

Sincerely,

/s/ Edson R. Arneault

Edson R. (Ted) Arneault
President & CEO

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4  MTR Gaming Group "A Vision Takes Shape"


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Corporate Directory



                                                              "A Vision Takes
                                                                          Shape"
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BOARD OF                 OFFICERS                   INVESTOR RELATIONS
DIRECTORS
                         Edson R. Arneault          The Equity Group Inc.
Edson R. Arneault        President,                 800 Third Avenue
                         Chief Executive Officer,   36th Floor
Robert L. Ruben          and Treasurer              New York, New York 10022

Robert A. Blatt          John W. Bittner, Jr.       INDEPENDENT
                         Chief Financial Officer    AUDITORS
James V. Stanton
                         Robert L. Ruben            Ernst & Young LLP
William D. Fugazy, Jr.   Vice President             Pittsburgh, Pennsylvania
                         and Assistant Secretary
Donald J. Duffy                                     STOCK REGISTRAR
                         Robert A. Blatt            AND TRANSFER AGENT
                         Vice President
                         and Assistant Secretary    Continental Stock Transfer &
                                                    Trust Company
                         Rose Mary Williams         17 Battery Place South
                         Secretary                  8th Floor
                                                    New York, New York 10004

                                                    EXHIBITS

                                                    A copy of any exhibits filed
                                                    with the MTR Gaming Annual
                                                    Report on Form 10-K or
                                                    incorporated by reference
                                                    herein will be furnished
                                                    without charge to
                                                    shareholders upon written
                                                    request to MTR Gaming Group,
                                                    Inc., State Route 2,
                                                    Chester, West Virginia
                                                    26034.

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                                   [GRAPHIC]




                                     [LOGO]
                             MTR Gaming Group, Inc.
                                 State Route 2
                          Chester, West Virginia 26034
                                  304-387-8300
                               www.mtrgaming.com